UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02003161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 - 2002

SEC FILE NUMBER
8-50397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

IMPERIAL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 SOUTH RODEO DRIVE, SUITE 100
(No. and Street)

BEVERLY HILLS, CA 90212
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK MARTIS (310) 246-3700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor Los Angeles, CA 90067
(Address) (City) (State) (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mark Martis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Imperial Capital, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Financial Officer

Title

____

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ....
2 ....
3 ....
4 ....
5 ....
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Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 20 (Date) day of February (Month), 2002 (Year), by

(1) Mark Martis
Name of Signer(s)

(2) ____________
Name of Signer(s)



JENNIFER ALVAREZ
Commission # 1287923
Notary Public - California
Los Angeles County
My Comm. Expires Dec 21, 2004

Place Notary Seal Above

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here



BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Members of
Imperial Capital, LLC

We have audited the accompanying statement of financial condition of Imperial Capital, LLC, as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Imperial Capital, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Los Angeles, California
February 4, 2002

Imperial Capital, LLC

Statement of Financial Condition

December 31,	2001
Assets	
Cash and cash equivalents (includes $10,081,986 held at Clearing Broker)	$ 10,260,733
Deposit with Clearing Broker (Note 2)	389,560
Securities owned (Notes 3 and 4):	
Marketable, at market value	1,602,584
Not readily marketable, at estimated fair value	610,414
Prepaid expenses and other assets	819,736
Fixed assets, at cost, less accumulated depreciation of $1,377,267 (Note 5)	1,044,788
Goodwill, net of accumulated amortization of $347,603	925,777
Total assets	$ 15,653,592
Liabilities and Members' Equity	
Liabilities	
Commissions and fees payable	$ 1,281,245
Securities sold, but not yet purchased, at market value (Notes 3 and 4)	79,354
Accounts payable and accrued liabilities	2,187,540
Total liabilities	3,548,139
Commitments and contingencies (Notes 6, 7, 9 and 10)	
Subordinated borrowings (Note 7)	3,000,000
Members' equity	9,105,453
Total liabilities and members' equity	$ 15,633,592

See accompanying notes to statement of financial condition.

1. General Information and Accounting Policies

Imperial Capital, LLC (the "Company"), a Delaware Limited Liability Company, was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company conducts business as an introducing broker and dealer and provides brokerage and corporate finance services primarily to institutional clients from its California, New York and Montana offices.

The Company has an agreement (the "Agreement") with a clearing broker (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased are valued at market value. Securities not traded on an exchange or reported in the National Association of Securities Dealers Automated Quotation system are valued at estimated fair value as determined by the Company's management. The Company deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition. Certain securities are obtained through providing corporate finance services which include advisory and placement services and are generally restricted from resale.

1. General Information and Accounting Policies (Continued)

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets ranging from 3 to 7 years. Leasehold improvements are amortized over the life of the lease.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to fair value is required.

Goodwill

Goodwill is amortized on the straight-line method over a period of 15 years. The carrying value of goodwill is periodically reviewed for impairment.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

1. General Information and Accounting Policies (Continued)

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, *Business Combinations* (SFAS 141), and No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company has not determined the impact of adopting SFAS 141 or SFAS 142.

1. General Information and Accounting Policies (Continued)

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company believes the adoption of this statement will have no material impact on its financial statements.

2. Deposit with Clearing Broker

The Company maintains a deposit with the clearing broker to satisfy the requirement under its clearing agreement. At December 31, 2001 the entire deposit was held in a money market account.

3. Securities Owned and Sold But Not Yet Purchased

Securities owned and sold but not yet purchased at December 31, 2001 consist of trading and investment securities at quoted market prices as follows:

	Securities Owned	*Securities Sold But Not Yet Purchased*
Common stocks	$ 957,987	$ 26,777
Corporate bonds	592,900	52,577
Asset backed securities	51,697	-
	$ 1,602,584	$ 79,354

3. Securities Owned and Sold But Not Yet Purchased (Continued)

Securities not readily marketable include investment securities where there is no recognized established securities market in which there exists independent bona fide offers to buy and sell so that a price reasonably related to the last sales price or current bona fide competitive bid and offer quotations can be determined for a particular security almost instantaneously and where payment will be received in settlement of a sale at such price within a relatively short time conforming to trade custom.

At December 31, 2001, these securities, stated at estimated fair values, consist of the following:

	Securities Owned
Equity investments	$ 607,114
Warrants	3,300
	$ 610,414

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

Derivative financial instruments used for trading purposes, principally options, are carried at market value or, if market prices are not readily available, fair value. Warrants, generally obtained from corporate finance transactions, are valued at fair value. Generally, such warrants are exercisable for shares of investment securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or cannot be sold because of other arrangements, restrictions, or conditions applicable to the investment securities. These nonmarketable warrants are valued using the Black-Scholes Option Pricing Model discounted for minority interest and restrictions.

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes (Continued)

Unrealized gains or losses on derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

5. Fixed Assets

Fixed assets are composed of the following at December 31, 2001:

December 31,	2001
Furniture and fixtures	$ 335,166
Office equipment	432,529
Computer hardware and software	1,193,971
Leasehold improvements	460,389
Total	2,422,055
Less accumulated depreciation and amortization	(1,377,267)
	$ 1,044,788

6. Commitments and Contingencies

The Company leases office space and office equipment under noncancelable operating leases which expire through December 2006. The future minimum rental payments under these agreements at December 31, 2001 are as follows:

Year ending December 31,	*Amount*
2002	$ 821,371
2003	571,796
2004	528,878
2005	536,957
2006	553,066

6. Commitments and Contingencies (Continued)

The Company is subject to legal proceedings and claims arising in the normal course of conducting its business. The probability of an unfavorable outcome and range of possible losses, if any, cannot be determined at this time. Management believes that the ultimate outcome will not be material to the financial statements.

7. Subordinated Borrowing

The subordinated borrowing at December 31, 2001 represented a note in the amount of $3,000,000 bearing interest at the greater of the federal funds rate plus 0.5% or the prime rate (4.75% at December 31, 2001) plus 1%. Interest is payable monthly and principal is payable in quarterly installments of $375,000 from April 2003 through January 2005. At December 31, 2001, the fair value approximates the reported carrying amount.

Future maturities of the subordinated borrowing are as follows:

Year ending December 31,	*Amount*
2003	$ 1,125,000
2004	1,500,000
2005	375,000
	$ 3,000,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing agreement contains various covenants including net capital and tangible net worth requirements. The Company was in compliance with all covenants as of December 31, 2001.

8. Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for six months or longer. Employees may contribute up to 15% of their pre-tax salary to this plan up to a maximum employee contribution of $10,500. The Company matches 50% of employee contributions up to a maximum of 4% of the employee's salary. The Company match is 100% vested upon contribution by the Company which occurs annually during the first quarter for the previous year.

9. Transactions with Affiliates

Certain related party investors are also investors in a portfolio company included in securities owned, not readily marketable. The investment securities are carried at $55,060 at December 31, 2001.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $8,826,514, which was $8,576,514 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was .39 to 1 at December 31, 2001.

11. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

11. Off Balance Sheet Risk (Continued)

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company maintains its cash accounts primarily with banks located in California. The total cash balances are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with one California bank at December 31, 2001, which exceeded the balance insured by the F.D.I.C. in the amount of $466,466.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are often received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

Index


Imperial Capital, LLC

Statement of Financial Condition

December 31, 2001

Public Document

Imperial Capital, LLC



Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Period Ended December 31, 2001



BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

To the Members of
Imperial Capital, LLC

In planning and performing our audit of the financial statements and supplemental material of Imperial Capital, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit

the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
February 4, 2002